Mail Stop 3561

February 21, 2007

Michael Casey
Executive Vice President and Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, WA 98134

> **Re:** **Starbucks Corporation**
> **File No. 0-20322**
> **Form 10-K: For the Fiscal Year Ended October 1, 2006**

Dear Mr. Casey:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended October 1, 2006

Item 7. Management's Discussion and Analysis …, page 19
Application of Critical Accounting Policies, page 34
Stock-Based Compensation, page 35

1. We note stock based compensation is material to your results of operations and there is a significant amount of outstanding stock options. In this regard, please consider expanding your disclosure to include a sensitivity analysis to quantify the effects of changes in variables affecting stock based compensation expense. Refer to section V of FR-72 for guidance.

Notes to Consolidated Financial Statements, page 41
Note 7: Equity and Other Investments, page 53

2. Please provide summarized financial info in an audited footnote to your financial statements for your investments accounted for under the equity method pursuant to Rule 4-08(g) of Regulation S-X.

Note 9: Other Intangible Assets and Goodwill, page 55

3. We note that the net increase in goodwill is comprised of several components relating to current year purchases and adjustments to prior year purchases. In this regard, please disclose the components of changes in the balance of goodwill for the periods presented.

4. Please tell us all applicable information pursuant to paragraphs 51, 52 and 54 of FAS 141 in regard to each of the acquisitions of the Hawaii and Puerto Rico operations. Disclose the preceding information to the extent material.

Note 14: Employee Stock and Benefit Plans, page 59

5. Please disclose information in regard to options expected to vest and fully vested options (to the extent different from options exercisable) pursuant to paragraph A240d of FAS 123R.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Theresa Messinese at 202-551-3307, Doug Jones at 202-551-3309, or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief